[Letterhead of Westland Development Co., Inc.]

September 11, 2006

VIA FACSIMILE (202) 772-9210

AND COURIER

Owen Pinkerton

Charito A. Mittelman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Westland Development Co., Inc.

Schedule 14A Proxy Statement filed August 8, 2006

File No. 0-07775

Dear Mr. Pinkerton:

In reference to our conversation earlier today, I have attached two timetables for your consideration in response to the Staff’s request that Westland Development Co., Inc. (“Westland”) register the proposed distribution of Class A units of Atrisco Oil & Gas LLC (“Atrisco”) pursuant to the Securities Exchange Act of 1934, as amended.

The only difference between Option “A” and Option “B” is the timing of the closing of the merger between SCC Acquisition Corp. (“SCC”) and Westland in relation to the effectiveness of the Form 10. Pursuant to Option “A”, Westland would postpone the merger closing and record date for the spin-off until the effectiveness of the Form 10. Pursuant to Option “B”, Westland would possibly close the merger in advance of the effectiveness of the Form 10, but defer distribution of the Class A units of Atrisco until the effectiveness of the Form 10.

We would appreciate your confirming whether either or both of our proposals are acceptable. Westland respectfully submits that both of these options would place Westland’s spin-off of the Atrisco Class A units within the safe harbor described in Section 4.B.3(a) of Staff Legal Bulletin No. 4 (September 16, 1997). Westland believes that neither scenario requires registration of the Atrisco units under the Securities Act of 1933, as amended (the “Securities Act”), as in both cases the distribution of Class A units is being effected by means of a dividend

Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

September 11, 2006

to Westland’s shareholders, rather than by an “offer” or “sale of securities”. Westland is the surviving company of the merger with SCC. The merger would not change the fact that the pre-merger spin-off is not subject to registration under the Securities Act. In addition, the fact that the actual distribution of Class A units would not take place until the Form 10 had been declared effective would appear to satisfy the Staff’s concern that securities not be distributed without registration under the Exchange Act.

In light of our tight schedule, we would greatly appreciate hearing from the Staff by the close of business on Tuesday, September 12th which of these options would be acceptable in order to permit Westland to proceed with filing and mailing its definitive Proxy Statement as soon as possible.

* * * * *

If you have any questions about the above responses, or require any further information, please call the undersigned at (505) 831-9600 or Thomas W. Bark of Jones Day at (212) 326-7815.

We greatly appreciate your prompt attention to this matter.

Very truly yours,

/s/ Robert S. Simon
Robert S. Simon

cc:	Thomas W. Bark

Jones Day

OPTION “A”

FORM 10 EFFECTIVE PRIOR TO RECORD DATE AND DISTRIBUTION DATE

(I.E. “PRE-CLOSING EFFECTIVENESS OPTION”)

Week of	Action
September 11	File and commence mailing of definitive proxy statement

September 25	File Form 10 for Atrisco LLC (“Filing Date”)

October 2	SEC confirms whether Form 10 will be reviewed

On or prior to October 30

If SEC comments:

•      File amendment to Form 10 in response to SEC comments

•      Request acceleration of effectiveness following resolution of all SEC comments

If no SEC comments:

•      Request accelerated effectiveness of Form 10 and/or wait 60 days from Filing Date for Form 10 effectiveness

November 6	Westland shareholder meeting to approve merger

On or prior to November 30	• Form 10 effectiveness • Record date for spin-off • Merger closing • Westland files Form 15 • Class A units and cash merger consideration distributed to Westland shareholders

OPTION “B”

FORM 10 EFFECTIVE PRIOR TO DISTRIBUTION DATE

(I.E. “POST-CLOSING EFFECTIVENESS OPTION”)

Week of	Action
September 11	File and commence mailing of definitive proxy statement

September 25	File Form 10 for Atrisco LLC (“Filing Date”)

October 2	SEC confirms whether Form 10 will be reviewed

On or prior to October 30

If SEC comments:

•      File amendment to Form 10 in response to SEC comments

•      Request acceleration of effectiveness following resolution of all SEC comments

If no SEC comments:

•      Request accelerated effectiveness of Form 10 and/or wait 60 days from Filing Date for Form 10 effectiveness

November 6	Westland shareholder meeting to approve merger

November 13	• Record date for spin-off • Merger closing (the “Closing”) • Cash merger consideration distributed to Westland shareholders • Westland files Form 15

After Closing	• Form 10 effectiveness (if not earlier) • Class A units distributed to Westland shareholders